 Exhibit 99.12

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 31 December 2013, the statement of profit and loss for the quarter and nine months then ended and the cash flow statement of the Company for the nine months then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’) which as per a clarification issued by the Ministry of Corporate Affairs continue to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 December 2013;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter and nine months ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the nine months ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c.	the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account; and

d.	in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 which as per a clarification issued by the Ministry of Corporate Affairs continue to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013).

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Mysore
10 January 2014

INFOSYS LIMITED

in crore

Balance Sheet as at	Note	December 31, 2013	March 31, 2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	287
Reserves and surplus	2.2	41,812	35,772
		42,098	36,059
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	313	120
		313	176
CURRENT LIABILITIES
Trade payables	2.5	120	178
Other current liabilities	2.6	4,280	2,827
Short-term provisions	2.7	2,932	3,788
		7,332	6,793
		49,743	43,028
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	5,207	4,425
Intangible assets	2.8	17	28
Capital work-in-progress		1,245	1,135
		6,469	5,588
Non-current investments	2.10	3,892	2,764
Deferred tax assets (net)	2.3	457	378
Long-term loans and advances	2.11	1,923	1,529
Other non-current assets	2.12	106	31
		12,847	10,290
CURRENT ASSETS
Current investments	2.10	2,844	1,580
Trade receivables	2.13	7,788	6,365
Cash and cash equivalents	2.14	21,367	20,401
Short-term loans and advances	2.15	4,897	4,392
		36,896	32,738

		49,743	43,028
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for BSR & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director
	R.Seshasayee Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	B. G. Srinivas Director
Mysore January 10, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Statement of Profit and Loss for the	Note	Quarter ended December 31,		Nine months ended December 31,
		2013	2012	2013	2012
Income from software services and products	2.16	11,534	9,398	32,975	27,436
Other income	2.17	708	481	1,774	1,568
Total revenue		12,242	9,879	34,749	29,004

Expenses
Employee benefit expenses	2.18	6,158	5,086	18,297	14,733
Deferred consideration pertaining to acquisition	2.10.1	60	35	169	35
Cost of technical sub-contractors	2.18	711	421	1,956	1,207
Travel expenses	2.18	315	332	1,002	1,011
Cost of software packages and others	2.18	276	244	615	552
Communication expenses	2.18	81	80	244	219
Professional charges		151	132	338	387
Depreciation and amortisation expense	2.8	285	248	792	700
Other expenses*	2.18	374	251	1,221	908
Total expenses		8,411	6,829	24,634	19,752
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		3,831	3,050	10,115	9,252
Dividend income	2.36	–	–	–	83
PROFIT BEFORE TAX		3,831	3,050	10,115	9,335
Tax expense:
Current tax	2.19	1,131	871	2,983	2,623
Deferred tax	2.19	(35)	(86)	(179)	(99)
PROFIT FOR THE PERIOD		2,735	2,265	7,311	6,811

EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each

Before Exceptional item
Basic		47.87	39.46	127.96	117.41
Diluted		47.87	39.46	127.96	117.41

After Exceptional item
Basic		47.87	39.46	127.96	118.62
Diluted		47.87	39.46	127.96	118.62

Number of shares used in computing earnings per share	2.32
Basic		57,14,02,566	57,42,33,686	57,14,02,566	57,42,31,729
Diluted		57,14,02,566	57,42,34,017	57,14,02,566	57,42,32,618

*Other expenses for nine months ended December 31, 2013 include a charge of 219 crore towards visa related matters. Refer note 2.34
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for BSR & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director
	R.Seshasayee Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	B. G. Srinivas Director
Mysore January 10, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Cash Flow Statement for the		Nine months ended
		December 31, 2013	December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		10,115	9,252
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		792	700
Payable for acquisition of business		169	35
Profit on sale of assets		(1)	–
Interest and dividend income		(1,662)	(1,409)
Effect of exchange differences on translation of assets and liabilities		17	22
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(59)	(31)
Changes in assets and liabilities
Trade receivables		(1,423)	(742)
Loans and advances and other assets		(610)	(592)
Liabilities and provisions		1,710	754
		9,048	7,989
Income taxes paid		(2,694)	(2,408)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,354	5,581

CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(1,741)	(1,352)
Proceeds from sale of fixed assets		2	4
Investments in subsidiaries		(1)	(1,342)
Investment in mutual fund and certificate of deposits		(15,627)	(16,852)
Disposal of liquid mutual fund units		15,027	9,946
Investment in certificates of deposit		(1,097)	–
Redemption of certificates of deposit		450	–
Investment in tax free bonds		(927)	–
Interest and dividend received		1,621	1,412
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,293)	(8,184)
Dividend received		–	83
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,293)	(8,101)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		–	1
Loan given to subsidiary		(11)	(121)
Dividends paid		(2,686)	(2,698)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,155)	(3,256)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		59	31
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		965	(5,745)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (includes 1 crore bank balances arising on consolidation of trust)		20,402	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,367	13,812
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for BSR & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director
	R.Seshasayee Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	B. G. Srinivas Director
Mysore January 10, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trusts, Infosys Limited Employees Welfare trust and Infosys Science Foundation ,majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Consulting India Limited, Infosys Americas Inc., (Infosys Americas), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES ON ACCOUNTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	December 31, 2013	March 31, 2013
Authorized
Equity shares, 5/– par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/– par value (1)	286	287
57,14,02,566 (57,42,36,166) equity shares fully paid-up
	286	287

Forfeited shares amounted to 1,500/– (1,500/–)

(1) Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/–. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42/–. The dividend for the year ended March 31, 2013 includes 27/– per share of final dividend. The total dividend appropriation amounted to 2,815 crore including corporate dividend tax of 403 crore.

The Board of Directors, in their meeting on October 11, 2013, declared an interim dividend of 20 per equity share. The total dividend appropriation for the nine months ended December 31, 2013 amounted to 1,344 crore including corporate dividend tax of 195 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at December 31, 2013 and March 31, 2013 is set out below :

Name of the shareholder	As at December 31, 2013		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India (1)	2,12,90,795	3.71%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	9,00,89,333	15.69%	7,08,83,217	12.34%

(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2013 and March 31, 2013 is set out below:

Particulars	As at December 31, 2013		As at March 31, 2013
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Less : Treasury shares	28,33,600	1	–	–
Number of shares at the end of the period	57,14,02,566	286	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of December 31, 2013 and March 31, 2013.

There was no activity in the 1998 Plan during the quarter and nine months ended December 31, 2012. The activity in the 1999 Plan during the quarter and nine months ended December 31, 2012 is set out below:

Particulars	Quarter ended December 31, 2012	Nine months ended December 31, 2012
The 1999 Plan :
Options outstanding, beginning of the period	3,720	11,683
Less: Exercised	3,720	6,165
Forfeited	–	5,518
Options outstanding, end of the period	–	–
Options exercisable, end of the period	–	–

The weighted average share price of options exercised under the 1999 Plan during the quarter and nine months ended December 31, 2012 was 2,319/– and 2,374/– respectively.

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,065	3,064
Add: Reserves on consolidation of trust	4	–
Add: Receipts on exercise of employee stock options	–	1
	3,069	3,065
General reserve - Opening balance	7,270	6,359
Add: Transferred from Surplus	–	911
	7,270	7,270
Surplus - Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	7,311	9,116
Reserves on consolidation of trust	50	–
Dividend eliminated on consolidation of trust	7	–
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer to note 2.26)	6	–
Amount available for appropriation	32,757	29,109
Appropriations:
Interim dividend*	1,143	862
Final dividend	–	1,550
Total dividend	1,143	2,412
Dividend tax	195	403
Amount transferred to general reserve	–	911
Surplus- Closing Balance	31,419	25,383
	41,812	35,772
*Net of elimination of 6 crore on consolidation of trust

2.3 DEFERRED TAXES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Deferred tax assets
Fixed assets	348	329
Trade receivables	39	18
Unavailed leave	221	133
Computer software	45	45
Accrued compensation to employees	24	29
Others	92	86
	769	640
Deferred tax liabilities
Intangible assets	–	3
Branch profit tax	312	315
	312	318
Deferred tax assets after set off	457	378
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at December 31, 2013 and March 31, 2013, the Company has provided for branch profit tax of 312 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 44 crore during the nine months ended December 31, 2013 due to change in exchange rate.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	8	11
Payable for acquisition of business (refer to note 2.10.1)	278	82
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	313	120

2.5 TRADE PAYABLES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Trade payables	120	178
	120	178
Includes dues to subsidiaries (refer to note 2.25)	23	82

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Accrued salaries and benefits
Salaries and benefits	424	79
Bonus and incentives	532	389
Other liabilities
Provision for expenses (1)	1,339	914
Retention monies	79	69
Withholding and other taxes payable	913	587
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	4	4
Other payables (2)	71	36
Advances received from clients	25	20
Unearned revenue	803	726
Mark-to-market loss on forward and options contracts	87	–
Unpaid dividends	3	3
	4,280	2,827
(1) Includes dues to subsidiaries (refer to note 2.25)	115	34
(2) Includes dues to subsidiaries (refer to note 2.25)	13	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Provision for employee benefits
Unavailed leave	761	502
Others
Provisions towards visa related matters (Refer note 2.34)	–	–
Proposed dividend	–	1,550
Provision for
Tax on dividend	–	263
Income taxes (net of advance tax and TDS)	1,911	1,274
Post-sales client support and warranties and other provisions	260	199
	2,932	3,788

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2013	2012	2013	2012	March 31, 2013
Balance at the beginning	190	190	199	123	123
Provision recognized / (reversal)	72	5	46	72	79
Provision utilised	–	–	–	–	–
Exchange difference during the period	(2)	5	15	5	(3)
Balance at the end	260	200	260	200	199

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2013	Additions / Adjustments during the period	Deductions/ Retirement during the period	As at December 31, 2013	As at April 1, 2013	For the period	Deductions / Adjustments during the period	As at December 31, 2013	As at December 31, 2013	As at March 31, 2013
Tangible assets :
Land : Free-hold	492	290	1	781	–	–	–	–	781	492
Leasehold	348	1	–	349	–	–	–	–	349	348
Buildings (1)(2)	4,053	444	–	4,497	1,467	210	–	1,677	2,820	2,586
Plant and equipment (2)(4)	779	176	1	954	547	91	1	637	317	232
Office equipment (2)(4)	276	80	–	356	159	41	–	200	156	117
Computer equipment (2)(4)(5)	1,525	459	15	1,969	1,053	366	15	1,404	565	472
Furniture and fixtures (2)(4)	518	112	–	630	345	72	–	417	213	173
Vehicles	10	2	–	12	5	1	–	6	6	5
	8,001	1,564	17	9,548	3,576	781	16	4,341	5,207	4,425
Intangible assets :
Intellectual property rights (4)	59	–	–	59	31	11	–	42	17	28
	59	–	–	59	31	11	–	42	17	28
Total	8,060	1,564	17	9,607	3,607	792	16	4,383	5,224	4,453
Previous year(3)	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.
	(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
	(4)	The opening balance as of April 1, 2013, includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia aggregating to a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)
	(5)	Includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.26)

Profit / (loss) on disposal of fixed assets during the quarter and nine months ended December 31, 2013 is less than 1 crore and 1 crore and for the quarter and nine months ended December 31, 2012 is less than 1 crore each.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at December 31, 2013 and March 31, 2013 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	49	32	17
	61	34	27

The aggregate depreciation charged on the above assets during the quarter and nine months ended December 31, 2013 amounted to less than 1 crore and 2 crore respectively (1 crore and 3 crore respectively for the quarter and nine months ended December 31, 2012, respectively).

The rental income from Infosys BPO for the quarter and nine months ended December 31, 2013 amounted to 4 crore and 13 crore respectively (4 crore and 11 crore for the quarter and nine months ended December 31, 2012, respectively).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Lease rentals recognized during the period	44	38	134	108

in crore

Lease obligations payable	As at
	December 31, 2013	March 31, 2013
Within one year of the balance sheet date	127	118
Due in a period between one year and five years	325	272
Due after five years	234	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	December 31, 2013	March 31, 2013
Non–current investments
Long term investments – at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/– each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia DO Brasil LTDA
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
Nil (10,00,000) equity shares of 10/– each, fully paid	–	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) shares of USD 0.50 par value, fully paid	24	24
Lodestone Holding AG (refer to note 2.10.1 and 2.25)
23,350 (3,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,187
Infosys Americas Inc	1	–
10,000 (Nil) shares of USD 10 per share, fully paid up
	2,588	2,452
Others (unquoted) (refer to note 2.10.2)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	1,300	308
	1,300	308
	3,892	2,764
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.10.3)	2,197	1,580
Certificates of deposit (refer to note 2.10.3)	647	–
	2,844	1,580

Aggregate amount of quoted investments excluding interest accrued but not due of 26 crore included under Note 2.15 Short term Loans and advances	1,300	308
Market value of quoted investments	1,246	317
Aggregate amount of unquoted investments	5,438	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crores.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 60 crore and 35 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended December 31, 2013 and quarter ended December 31, 2012 respectively and 169 crore and 35 crore during nine months ended December 31, 2013 and December 31, 2012.

2.10.2 Details of Investments

The details of non-current other investments in equity instruments as at December 31, 2013 and March 31, 2013 are as follows:

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/– each, fully paid, par value 10/– each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/– each, fully paid, par value 1,000/– each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.3 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at December 31, 2013 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend	15,16,582	152
ICICI Prudential Liquid-Direct Plan-Daily Dividend	1,62,76,864	163
IDFC Cash Fund Daily Dividend - Direct Plan	25,27,761	253
Tata Liquid Fund Direct Plan - Daily Dividend	19,74,066	220
HDFC Liquid Fund DDR - (Liquid Fund)	9,80,77,673	100
Templeton India Treasury Management Account Super Institutional Plan - Direct	9,99,166	100
Kotak Liquid Scheme Plan A-Direct Daily-Dividend	9,35,706	115
Axis Liquid Fund-Direct Daily Dividend-CFDR	17,31,393	173
DWS Insta Cash Plus Fund- Direct Plan- Direct Dividend	49,85,773	50
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	19,40,188	194
Baroda Pioneer Liquid Fund B- Daily Dividend-Re-investment	7,71,767	77
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	20,86,489	211
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend	12,60,236	129
Birla Sun Life Cash Plus - Daily Dividend - Regular Plan - Reinvestment	2,59,86,845	260
	161,070,509	2,197

The balances held in certificate of deposits as at December 31, 2013 is as follows:

Particulars	Face value	Units	Amount
Vijaya	100,000/–	2,500	23
Oriental Bank of Commerce	100,000/–	37,000	346
Corporation Bank	100,000/–	5,000	47
Union Bank of India	100,000/–	5,000	46
Indian Overseas Bank	100,000/–	5,000	46
IDBI Bank Limited	100,000/–	10,000	93
HDFC Bank	100,000/–	5,000	46
		69,500	647

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

in crore

Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

There were no balances held in certificates of deposit as at March 31, 2013

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at December 31, 2013 and March 31, 2013 is as follows:

in crore

Particulars	Face Value	As at December 31, 2013		As at March 31, 2013
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/–	20,00,000	201	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/–	21,00,000	211	20,00,000	201
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/–	2,00,000	21	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	1,000,000/–	1,000	100	–	–
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/–	5,00,000	54	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	1,000,000/–	1,500	150	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	1,000,000/–	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	1,000,000/–	1,500	150	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	1,000,000/–	450	45	–	–
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/–	5,00,000	50	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/–	5,00,000	53	5,00,000	54
8.20% Power Finance Corporation Limited Bonds 2022	1,000/–	5,00,000	50	–	–
8% Indian Railway Finance Corporation Limited Bonds 2022	1,000/–	1,50,000	15	–	–
		64,56,450	1,300	30,00,000	308

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Unsecured, considered good
Capital advances	455	439
Electricity and other deposits	30	28
Rental deposits (1)	49	29
Other loans and advances
Advance income taxes (net of provisions)	1,368	1,019
Prepaid expenses	14	8
Loans and advances to employees
Housing and other loans	7	6
	1,923	1,529
(1) Includes deposits from subsidiaries (refer to note 2.25)	21	–

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Others
Restricted deposits (refer to note 2.33)	45	–
Advance to gratuity trust (refer to note 2.29)	61	31
	106	31

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	99	61
Less: Provision for doubtful debts	99	61
	–	–
Other debts
Unsecured
Considered good (2)	7,788	6,365
Considered doubtful	67	24
	7,855	6,389
Less: Provision for doubtful debts	67	24
	7,788	6,365
	7,788	6,365
(1) Includes dues from companies where directors are interested	100	21
(2) Includes dues from subsidiaries (refer to note 2.25)	119	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	17,867	17,401
Others
Deposits with financial institutions	3,500	3,000
	21,367	20,401
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	184	181
Balances with banks held as margin money deposits against guarantees	197	189

Cash and cash equivalents as of December 31, 2013 and March 31, 2013 include restricted cash and bank balances of 200 crore and 192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
In current accounts
ANZ Bank, Taiwan	3	1
Bank of America, USA	624	751
Citibank NA, Australia	12	131
Citibank NA, Dubai	–	4
Citibank NA, India	1	13
Citibank NA, EEFC (U.S. Dollar account)	4	110
Citibank NA, Japan	19	16
Citibank NA, New Zealand	7	1
Citibank NA, South Africa	3	1
Citibank NA, Thailand	1	1
Deustche Bank, India	16	10
Deustche Bank-EEFC (Euro account)	8	21
Deustche Bank-EEFC (GBP account)	23	–
Deustche Bank-EEFC (AUD account)	43	–
Deustche Bank-EEFC (U.S. Dollar account)	13	64
Deutsche Bank, Belgium	–	10
Deutsche Bank, France	9	5
Deutsche Bank, Germany	21	14
Deutsche Bank, Netherlands	19	10
Deutsche Bank, Russia	–	2
Deutsche Bank, Singapore	–	1
Deutsche Bank, Spain	1	2
Deutsche Bank, Switzerland	1	1
Deutsche Bank, UK	176	69
Deutsche Bank-EEFC (Swiss Franc account)	3	2
HSBC, Hong Kong	1	–
ICICI Bank, India	19	44
ICICI Bank-EEFC (U.S. Dollar account)	7	9
Nordbanken, Sweden	2	2
Punjab National Bank, India	4	3
RBS, Denmark	–	1
Royal Bank of Canada, Canada	36	15
State Bank of India	1	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
	1,078	1,315

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
In deposit accounts
Allahabad Bank	352	275
Andhra Bank	188	704
Axis Bank	681	1,000
Bank of Baroda	1,057	1,919
Bank of India	2,125	1,891
Canara Bank	2,348	1,891
Central Bank of India	1,467	1,262
Corporation Bank	1,200	699
Federal Bank	25	25
ICICI Bank	2,693	2,499
IDBI Bank	1,610	995
Indusind Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	593	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	200	200
Oriental Bank of Commerce	86	750
Ratnakar Bank	5	5
State Bank of Hyderabad	700	700
State Bank of India	1	–
South Indian Bank	–	25
Syndicate Bank	508	–
Vijaya Bank	300	300
Yes Bank	200	200
	16,589	15,894
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	139	130
ICICI Bank	1	1
State Bank of India	57	58
	197	189
Deposits with financial institutions
HDFC Limited	3,500	3,000
	3,500	3,000

Total cash and cash equivalents as per Balance Sheet	21,367	20,401

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	118	184
Others
Advances
Prepaid expenses	99	57
For supply of goods and rendering of services	66	46
Withholding and other taxes receivable	930	732
Others (1)	95	12
	1,308	1,031

Restricted deposits (refer to note 2.33)	867	724
Unbilled revenues (2)	2,389	2,217
Interest accrued but not due	119	91
Loans and advances to employees
Housing and other loans	67	62
Salary advances	106	125
Electricity and other deposits	37	31
Mark-to-market forward and options contracts	–	88
Rental deposits (3)	4	23
	4,897	4,392
Unsecured, considered doubtful
Loans and advances to employees	7	6
	4,904	4,398
Less: Provision for doubtful loans and advances to employees	7	6
	4,897	4,392
(1) Includes dues from subsidiaries (refer to note 2.25)	90	10
(2) Includes dues from subsidiaries (refer to note 2.25)	11	5
(3) Includes deposits from subsidiaries (refer to note 2.25)	–	21

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Income from software services	11,039	9,001	31,602	26,251
Income from software products	495	397	1,373	1,185
	11,534	9,398	32,975	27,436

2.17 OTHER INCOME

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Interest received on deposits with banks and others	541	371	1,554	1,240
Dividend received on investment in mutual fund units	35	84	108	169
Miscellaneous income, net	7	8	20	18
Gains / (losses) on foreign currency, net	125	18	92	141
	708	481	1,774	1,568

2.18 EXPENSES

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	6,049	4,991	17,991	14,422
Contribution to provident and other funds	84	86	264	288
Staff welfare	25	9	42	23
	6,158	5,086	18,297	14,733
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	425	93	1,068	303
Technical sub-contractors - others	286	328	888	904
	711	421	1,956	1,207
Travel expenses
Overseas travel expenses	291	303	929	928
Traveling and conveyance	24	29	73	83
	315	332	1,002	1,011
Cost of software packages and others
For own use	213	198	477	444
Third party items bought for service delivery to clients	63	46	138	108
	276	244	615	552
Communication expenses
Telephone charges	58	59	176	164
Communication expenses	23	21	68	55
	81	80	244	219

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Other expenses
Office maintenance	85	69	235	200
Power and fuel	49	44	142	135
Brand building	20	23	64	68
Rent	44	38	134	108
Rates and taxes, excluding taxes on income	17	16	59	53
Repairs to building	9	6	21	29
Repairs to plant and machinery	11	10	26	31
Computer maintenance	29	17	72	50
Consumables	5	5	13	17
Insurance charges	9	9	25	25
Research grants	1	–	5	5
Marketing expenses	9	8	23	23
Commission charges	10	9	27	23
Printing and Stationery	3	2	11	9
Professional membership and seminar participation fees	4	1	12	12
Postage and courier	8	2	16	8
Advertisements	–	2	1	4
Provision for post-sales client support and warranties	20	5	(6)	72
Commission to non-whole time directors	2	2	7	6
Freight charges	–	–	1	1
Provision for bad and doubtful debts and advances	22	(20)	92	14
Books and periodicals	–	1	2	2
Auditor's remuneration
Statutory audit fees	–	–	1	1
Other services	–	–	–	1
Bank charges and commission	3	1	5	3
Miscellaneous expenses	13	1	13	(2)
Donations	1	–	1	10
Others*	–	–	219	–
	374	251	1,221	908

*Others include a charge of 219 crore towards visa related matters for the nine months ended December 31, 2013 . Refer note 2.34

2.19 TAX EXPENSE

in crore

	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Current tax
Income taxes	1,131	871	2,983	2,623
Deferred taxes	(35)	(86)	(179)	(99)
	1,096	785	2,804	2,524

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at
	December 31 , 2013		March 31, 2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		24		19
Claims against the Company, not acknowledged as debts (1)		520		535
[Net of amount paid to statutory authorities 1,628 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		947		1,139

	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	744	4,598	814	4,419
In Euro	39	332	50	348
In GBP	73	750	55	453
In AUD	75	413	70	396
		6,093		5,616

(1) Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 429 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 96 crores (1,189 crore as at March 31, 2013).

The foreign exchange forward contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Not later than one month	1,247	945
Later than one month and not later than three months	3,227	1,701
Later than three months and not later than one year	1,619	2,970
	6,093	5,616

The Company recognized a gain on derivative financial instruments of 227 crore and loss of 149 crore during the quarter ended December 31, 2013 and December 31, 2012, respectively, which is included in other income

The Company recognized a loss on derivative financial instruments of 511 crore and 121 crore during the nine months ended December 31, 2013 and December 31, 2012, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

in crore

Particulars	Quarter ended		Nine months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Capital goods	128	83	306	255
	128	83	306	255

2.23 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended		Nine months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Earnings in foreign currency
Income from software services and products	11,233	9,229	32,095	26,957
Interest received from banks and others	1	1	6	3
Dividend received from subsidiary	–	–	–	83
	11,234	9,230	32,101	27,043
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	214	262	795	797
Professional charges	123	92	467	281
Technical sub-contractors - subsidiaries	385	65	954	25
Overseas salaries and incentives	4,158	3,303	12,555	9,689
Other expenditure incurred overseas for software development	475	314	1,787	1,387
	5,355	4,036	16,558	12,379
Net earnings in foreign currency	5,879	5,194	15,543	14,664

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Nine months ended
			December 31, 2013	December 31, 2012
Interim dividend for fiscal 2014	2	8,76,42,560	175	–
Final dividend for fiscal 2013	2	7,19,18,545	194	–
Interim dividend for fiscal 2013	3	6,45,41,612	–	97
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal 2012	4	7,73,18,432	–	170

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		December 31 , 2013	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG (6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	-	-
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	Refer Note 2.26
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG

Infosys guarantees the performance of certain contracts entered into by its subsidiaries

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole time directors	Executive council members
N. R. Narayana Murthy (joined effective June 1, 2013)	U B Pravin Rao
S. Gopalakrishnan	U. Ramadas Kamath
S. D. Shibulal	Chandrashekar Kakal
Srinath Batni	Nandita Gurjar
V. Balakrishnan - (resigned effective December 31, 2013)	Stephen R. Pratt
Ashok Vemuri (resigned effective from September 12, 2013)	Basab Pradhan (resigned effective July 12, 2013)
B. G. Srinivas	Prasad Thrikutam
Rajiv Bansal (effective November 1, 2012).
Non-whole-time directors	Srikantan Moorthy (effective April 1, 2013)
K.V.Kamath	Sanjay Purohit (effective April 1, 2013)
Deepak M. Satwalekar (retired with effect from November 13, 2013)	Ranganath D Mavinakere (effective August 19, 2013)
Dr. Omkar Goswami	Binod Hampapur Rangadore (effective August 19, 2013)
David L. Boyles	Nithyanandan Radhakrishnan (effective August 19, 2013)
Sridar A. Iyengar (retired with effect from August 13, 2012)	Dheeshjith VG (Jith) (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Eric Paternoster (effective November 1, 2013)
R.Seshasayee	Ganesh Gopalakrishnan (effective November 1, 2013)
Ann M. Fudge	Gautam Thakkar (effective November 1, 2013)
Ravi Venkatesan	Haragopal Mangipudi (effective November 1, 2013)
Leo Puri (joined effective April 11, 2013 and resigned effective August 14, 2013)	Jackie Korhonen (effective November 1, 2013)
Manish Tandon (effective November 1, 2013)
Chief Risk Officer and Company Secretary	Muralikrishna K (effective November 1, 2013)
Parvatheesam K	Ravi Kumar S (effective November 1, 2013)
Sanjay Jalona (effective November 1, 2013)
Subrahmanyam Goparaju (resigned effective December 27, 2013)

The details of amounts due to or due from as at December 31, 2013 and March 31, 2013 are as follows:

in crore

Particulars	As at
	December 31, 2013	March 31, 2013
Trade Receivables
Infosys China		4
Infosys Technologies, Mexico.	7	–
Infosys Brasil	4	–
Infosys BPO (Including subsidiaries)	2	40
Infosys Public Services	102	160
	119	204
Loans
Infosys Public Services	81	68
Infosys Brasil	37	116
	118	184
Other receivables
Infosys BPO (Including subsidiaries)	–	9
Lodestone Holding AG (including subsidiaries)	90	1
	90	10
Unbilled revenues
Infosys Public Services	–	5
Lodestone Holding AG (including subsidiaries)	11	–
	11	5
Trade payables
Infosys China	15	9
Infosys BPO (Including subsidiaries)	6	72
Infosys Mexico	1	1
Infosys Brasil	1	–
	23	82
Other payables
Infosys BPO (Including subsidiaries)	1	10
Infosys Mexico	7	–
Lodestone Holding AG (including subsidiaries)	14	21
Infosys China	(12)	2
Infosys Brasil	3	–
Infosys Public Services	–	–
	13	33
Provision for expenses
Infosys BPO (Including subsidiaries)	2	1
Lodestone Holding AG (including subsidiaries)	113	33
	115	34
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and nine months ended December 31, 2013 and December 31, 2012 are as follows:

in crore

Particulars	Quarter ended		Nine months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Capital transactions:
Financing transactions
Infosys Shanghai	–	–	–	141
Infosys Mexico	–	–	–	11
Infosys Brasil	–	–	–	44
Lodestone Holding AG	136	1,187	136	1,187
Infosys Americas	–	–	1	–
	136	1,187	137	1,383
Loans
Infosys Brasil	11	–	11	–
Lodestone Holding AG	(136)	121	–	121
	(125)	121	11	121

Revenue transactions:
Purchase of services
Infosys Australia	–	–	–	2
Infosys China	51	54	182	183
Lodestone Holding AG (including subsidiaries)	323	2	735	2
Infosys BPO (Including subsidiaries)	45	32	136	99
Infosys Public Services, Inc	–	–	–	–
Infosys Sweden	1	1	2	5
Infosys Mexico	4	3	10	10
Infosys Brasil	1	1	3	2
	425	93	1,068	303
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	19	16	55	50
	19	16	55	50
Interest income
Lodestone Holding AG	–	–	4	–
Infosys Public Services	2	–	4	–
Infosys Brasil	–	–	1	–
	2	–	9	–
Sale of services
Infosys Australia	–	–	–	1
Infosys China	5	–	6	1
Infosys Mexico	7	1	7	1
Lodestone Holding AG (including subsidiaries)	8	–	10	–
Infosys Brasil	2	–	4	–
Infosys BPO (including subsidiaries)	19	14	54	45
Infosys Public Services	154	114	427	320
	195	129	508	368
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	9	8	30	25
	9	8	30	25
Dividend Income
Infosys Australia	–	–	–	83
	–	–	–	83

During the quarter and nine months ended December 31, 2013, an amount of Nil (Nil and 10 crore for the quarter and nine months ended December 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter and nine months ended December 31, 2013, an amount of Nil (Nil for the quarter and nine months ended December 31, 2013 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore

Particulars	Quarter ended		Nine months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Salaries and other employee benefits to whole-time directors and members of executive council (1)	14	6	36	32
Commission and other benefits to non-executive/independent directors	3	2	8	7
Total compensation to key managerial personnel	17	8	44	39

(1)Includes a one time earn out payment of 6 crore made to Stephen Pratt during the nine months ended December 31, 2012.

2.26 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	1	–	2
Revenue Expenditure	66	62	199	185
Other R&D Expenditure
Capital Expenditure	–	–	–	1
Revenue Expenditure	127	175	496	494
Total R&D Expenditure
Capital Expenditure	–	1	–	3
Revenue Expenditure	193	237	695	679

(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 66 crore and Nil for the quarter ended December 31, 2013 and 62 crore and 1 crore towards revenue and capital expenditure for the quarter ended December 31, 2012.

The eligible R&D revenue and capital expenditure are 199 crore and Nil for the nine months ended December 31, 2013 and 185 crore and 2 crore towards revenue and capital expenditure for the nine months ended December 31, 2012.

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended December 31, 2013 and December 31, 2012:

in crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	4,005	2,437	2,277	2,815	11,534
	3,250	1,909	1,963	2,276	9,398
Identifiable operating expenses	1,916	1,235	1,084	1,369	5,604
	1,472	936	821	970	4,199
Allocated expenses	846	543	506	627	2,522
	803	490	505	584	2,382
Segmental operating income	1,243	659	687	819	3,408
	975	483	637	722	2,817
Unallocable expenses					285
					248
Other income					708
					481
Profit before exceptional item and tax					3,831
					3,050
Exceptional item-Dividend Income					–
					–
Profit before tax					3,831
					3,050
Tax expense					1,096
					785
Profit after taxes and exceptional item					2,735
					2,265

Nine months ended December 31, 2013 and December 31, 2012:

in crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,451	7,024	6,553	7,947	32,975
	9,490	5,714	5,593	6,639	27,436
Identifiable operating expenses	5,574	3,623	3,024	4,001	16,222
	4,245	2,723	2,520	2,849	12,337
Allocated expenses	2,563	1,652	1,538	1,867	7,620
	2,281	1,411	1,383	1,640	6,715
Segmental operating income	3,314	1,749	1,991	2,079	9,133
	2,964	1,580	1,690	2,150	8,384
Unallocable expenses					792
					700
Other income, net					1,774
					1,568
Profit before exceptional item and tax					10,115
					9,252
Exceptional item-Dividend Income					–
					83
Profit before tax					10,115
					9,335
Tax expense					2,804
					2,524
Profit after taxes and exceptional item					7,311
					6,811

Geographic Segments

Quarter ended December 31, 2013 and December 31, 2012:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	7,211	2,587	338	1,398	11,534
	5,914	2,079	231	1,174	9,398
Identifiable operating expenses	3,475	1,312	207	610	5,604
	2,700	908	103	488	4,199
Allocated expenses	1,604	570	65	283	2,522
	1,518	530	51	283	2,382
Segmental operating income	2,132	705	66	505	3,408
	1,696	641	77	403	2,817
Unallocable expenses					285
					248
Other income, net					708
					481
Profit before exceptional item and tax					3,831
					3,050
Exceptional item-Dividend Income					–
					–
Profit before tax					3,831
					3,050
Tax expense					1,096
					785
Profit after taxes and exceptional item					2,735
					2,265

Nine months ended December 31, 2013 and December 31, 2012:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	20,895	7,190	943	3,947	32,975
	17,638	5,892	581	3,325	27,436
Identifiable operating expenses	10,304	3,641	451	1,826	16,222
	7,846	2,744	336	1,411	12,337
Allocated expenses	4,987	1,627	183	823	7,620
	4,354	1,444	129	788	6,715
Segmental operating income	5,604	1,922	309	1,298	9,133
	5,438	1,704	116	1,126	8,384
Unallocable expenses					792
					700
Other income, net					1,774
					1,568
Profit before exceptional item and tax					10,115
					9,252
Exceptional item-Dividend Income					–
					83
Profit before tax					10,115
					9,335
Tax expense					2,804
					2,524
Profit after taxes and exceptional item					7,311
					6,811

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	December 31, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Obligations at year beginning	612	569	459	308	256
Transfer of obligation	–	–	–	–	(2)
Service cost	71	183	143	171	72
Interest cost	34	35	37	24	19
Transfer of obligation on amalgamation (refer to note 2.26)	3	–	–	–	–
Actuarial (gain)/loss	(54)	(23)	(6)	15	(4)
Benefits paid	(66)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year / period end	600	612	569	459	308
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	44	57	47	34	24
Actuarial gain / (loss)	(2)	1	–	1	1
Contributions	40	86	140	173	62
Benefits paid	(66)	(83)	(64)	(59)	(33)
Transfer of plan assets on amalgamation (refer to note 2.26)	2	–	–	–	–
Plan assets at year / period end, at fair value	661	643	582	459	310

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	661	643	582	459	310
Present value of the defined benefit obligations at the end of the year/period	600	612	569	459	308
Asset recognized in the balance sheet	61	31	13	–	2
Assumptions
Interest rate	9.40%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	7.27%

Net gratuity cost for the quarter and nine months ended December 31, 2013 and December 31, 2012 comprises of the following components:

in crore

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Gratuity cost for the period
Service cost	24	63	71	162
Interest cost	11	7	34	28
Expected return on plan assets	(15)	(15)	(44)	(43)
Actuarial (gain) / loss	(23)	7	(52)	(32)
Curtailment	–	(55)	–	(55)
Plan amendment amortization	(1)	(1)	(3)	(3)
Net gratuity cost	(4)	6	6	57
Actual return on plan assets	13	15	42	46

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at December 31, 2013 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute Nil to the gratuity trust during the reminder fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at December 31, 2013 and March 31, 2013 amounts to 12 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

The company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.30 PROVIDENT FUND

The Company contributed 67 crore and 196 crore towards provident fund during the quarter and nine months ended December 31, 2013, respectively (61 crore and 117 crore during the quarter and nine months ended December 31, 2012, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at December 31, 2013, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	December 31, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Plan assets at period end, at fair value	2,565	2,399	1,816	1,579	1,295
Present value of benefit obligation at period end	2,565	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	December 31, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Government of India (GOI) bond yield	9.40%	7.95%	8.57%	7.98%	7.83%
Remaining term of maturity	8 years	8 years	8 years	7 years	7 years
Expected guaranteed interest rate	8.50%	8.25%	8.25%	9.50%	8.50%

2.31 SUPERANNUATION

The Company contributed 54 crore and 152 crore to the superannuation trust during the quarter and nine months ended December 31, 2013, respectively (47 crore and 130 crore during the quarter and nine months ended December 31, 2012, respectively).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,42,33,686	57,14,02,566	57,42,31,729
Add: Effect of dilutive issues of shares / stock options	–	331	–	889
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,42,34,017	57,14,02,566	57,42,32,618

2.33 RESTRICTED DEPOSITS

Restricted deposits as at December 31, 2013 include 912 crore (724 crore as at March 31, 2013) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.34 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, Infosys settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, Infosys denied and disputed all allegations made by the United States, except for the allegation that the Company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, Infosys agreed, among other things, that:

•	the Company will pay to the United States an aggregate amount equal to 213 crores within 30 days of the execution of the Settlement Agreement;

•	the Company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and

•	within 60 days after the first anniversary of the Settlement Agreement, the Company will furnish a report to the U.S. Attorney concerning the Company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the Company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”)

•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company's foreign nationals, and will evaluate each visa or petition on its own individual merits);

•	State will not use the Alleged Conduct to debar or suspend Infosys from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and

•	the United States will release Infosys and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on Infosys related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the nine months ended December 31, 2013 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

EPS for the nine months ended December 31, 2013 is 131.79 per share excluding the charge of 219 crore for visa related matters. EPS for the nine months ended December 31, 2013 is 127.96 per share including the charge of 219 crores for visa related matters. The difference is 3.84 per share.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of our business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company's results of operations or financial condition.

2.35 Exceptional Item

During the quarter and nine months ended December 31, 2012, the Company received dividend of 83 crore from its wholly owned subsidiary Infosys Australia. The tax on such dividend is 14 crore.

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Statement of Profit and Loss account for the	Quarter ended		Nine months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Income from software services and products	11,534	9,398	32,975	27,436
Software development expenses	6,911	5,544	19,991	15,992
GROSS PROFIT	4,623	3,854	12,984	11,444
Selling and marketing expenses	584	499	1,823	1,391
General and administration expenses*	631	538	2,028	1,669
	1,215	1,037	3,851	3,060
OPERATING PROFIT BEFORE DEPRECIATION	3,408	2,817	9,133	8,384
Depreciation and amortization	285	248	792	700
OPERATING PROFIT	3,123	2,569	8,341	7,684
Other income	708	481	1,774	1,568
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	3,831	3,050	10,115	9,252
Dividend income	–	–	–	83
PROFIT BEFORE TAX	3,831	3,050	10,115	9,335
Tax expense:
Current tax	1,131	871	2,983	2,623
Deferred tax	(35)	(86)	(179)	(99)
PROFIT FOR THE PERIOD	2,735	2,265	7,311	6,811

As per our report of even date attached	for Infosys Limited
for BSR & Co. LLP Chartered Accountants Firm's Registration Number:101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director
	R.Seshasayee Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	B. G. Srinivas Director
Mysore January 10, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 December 2013 and year to date financial results for the period from 1 April 2013 to 31 December 2013, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 under section 211 (3C) of the Companies Act, 1956 which, as per a clarification issued by the Ministry of Corporate Affairs, continues to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013) and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 December 2013 as well as the year to date results for the period from 1 April 2013 to 31 December 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Mysore
10 January 2014